Exhibit 99.3

SUBSCRIPTION AND PAYMENT AGREEMENT

HOLDCO II S.A.

As of [*] [*], 2012, between Holdco II S.A. (“Holdco II”), R.U.T n° 76.153.208-1, a sociedad anónima incorporated and existing under the laws of the Republic of Chile, domiciled, for this purposes, in street Nueva Tajamar 555, floor 4, Las Condes county, Santiago, on the one hand, and, on the other, JPMorgan Chase Bank, N.A., a national banking association organized under the laws of the United States , domiciled, for this purposes, in New York, New York, United States (“USA”), solely acting in its capacity as exchange agent (the “Agent”) for the common and preferred American Depositary Shares (“TAM ADSs”) and shares of TAM S.A. (collectively, all of the TAM ADSs and TAM shares received by the Agent being the “TAM Securities”) and depositary of the ADSs representing ordinary shares of LAN Airlines S.A. (“LAN”) (the “Depositary” and, together with it acting in its Agent capacity, the “Subscriptor”), and in no other capacity and for no other purposes, it has been agreed the following:

FIRST.- Background.-

A. Holdco II confirms that it is a sociedad anónima abierta formed pursuant to a public deed dated June 28, 2011 extended by the 27th Notary of Santiago of Mr. Eduardo Avello Concha, which abstract was registered on leaf 36,741, n° 27,499, on the Registry of Commerce of Santiago of the year 2011, and was published on the Official Gazette dated July 6, 2011. The stated capital of Holdco II is USD 765,740,179.9 and is divided in 85,557,562 ordinary shares, of a single series, of which 85,557,560 shares are still pending of subscription and payment. On February 2, 2012, Holdco II and its shares were registered in the Securities Registry of the Superintendence of Securities and Insurance under the n° 1090.

B. Holdco II informs the Subscriptor that (i) pursuant to extraordinary shareholders meetings dated December 21, 2011, the shareholders of Holdco II and LAN agreed to merge the companies, setting an exchange ratio of 0.9 shares of LAN per each share of Holdco II, being LAN the absorbing entity and legal successor (the “Merger”); in each case, subject to the satisfaction of the conditions provided for in such shareholders meetings; and (ii) the foregoing includes the condition that the share exchange offer that Holdco II has initiated on [•] [•], 2012 with respect to the shares of the Brazilian company TAM S.A. (“TAM”) that trade in the Federative Republic of Brazil (“Brazil”), pursuant to the respective exchange offer notice (the “Edital”), as well as with respect to the ADRs of TAM that trade in USA, pursuant to the respective Registration Statement in Form F-4 (the “F-4”) (where each ADR represents one share of TAM), at a ratio of 1 share of Holdco II per each share or ADR of TAM (the “Exchange Offer”), is successful.

SECOND.- Subscription.-

A. Pursuant to this agreement, in order to enable and implement the exchange of the TAM Securities for ADSs representing ordinary shares of LAN (“LAN ADSs”), the Subscriptor hereby confirms that persons holding [*] TAM ADSs and [*] preferred shares of TAM have instructed it, solely on their behalf and not in any other capacity different from the roles set forth in the preamble, to exchange such TAM Securities and, in exchange therefore subscribe for [*] shares of Holdco II. With this agreement, on behalf of such persons, the Subscriptor so subscribes.

For purposes hereof, Holdco II confirms that it will utilize as subscription price, the equivalent of the net asset value of the TAM Securities contributed as payment for such exchange subscription when payment is made.

B. The share certificates of the Holdco II shares will be held in custody by Holdco II and will be registered under the name of the Subscriptor, for the benefit of the holders of TAM Securities that delivered their TAM Securities to the Agent in acceptance of the Exchange Offer, as is further explained below.

C. Holdco II confirms that once the Merger becomes effective, (i) LAN, in its capacity of legal successor of Holdco II as a consequence of the Merger, will issue and deliver to the Depositary the respective shares of LAN, for the account of the Subscriptor and for the benefit of those accepting the Exchange Offer, and (ii) the Depositary will be required to issue and deliver the respective LAN ADSs to those accepting the Exchange Offer through the Agent, in order to consummate the Exchange Offer.

D. The payment of the shares of Holdco II that are hereby subscribed for will be made on the settlement date of the Exchange Offer, as such date is defined in section 6.8 of the Edital (the “Settlement Date”), by means of the contribution of [*] TAM Securities, at a rate of one share of Holdco II for each TAM Security.

E. The delivery of the TAM Securities on the Settlement Date will be made by the Agent directly to LAN, on its capacity of legal successor of Holdco II as a consequence of the Merger. Such delivery to LAN will take place, pursuant to the Exchange Offer, once what is set forth in numbers (i) and (ii) of paragraph C above is satisfied.

THIRD.- Delivery.- It is noted that the TAM Securities were already delivered to the Agent as a mechanism to implement the acceptance of the Exchange Offer.

FOURTH.- Applicable Law.- This agreement will be governed by the laws of the Republic of Chile, provided however the transfer of ownership of the TAM Securities will be governed by the laws of Brazil, in the case of TAM shares, and the laws of the State of New York, USA, in the case of TAM ADSs, any and all actions on the part of the Agent and Depositary will be governed by the laws of the State of New York, USA, and the transfer of ownership of the LAN ADSs will be governed by the laws of the State of New York, USA.

FIFTH.- Counterparts.- This agreement is executed in two counterparts of the same tenor and date, with each party keeping one counterpart.

SIXTH: Conflicts.- The English language portion of this agreement shall be the operative agreement, with the Spanish version being included solely for convenience purposes. In the event of any conflict between the English and Spanish version of this agreement, the English version shall prevail.

Holdco II S.A.	JPMorgan Chase Bank N.A.